May 4, 2012

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)

File Nos.: 002-65539 / 811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of April 18, 2012, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 8, 2012 to add the new T. Rowe Price Emerging Markets Corporate Bond Fund (the “Fund”) and its Advisor Class of shares to the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

The fee table footnote relating to the contractual expense limitation states that no reimbursement of amounts waived or expenses borne by the investment adviser will be made after April 30, 2015. However, the investment management agreement indicates that fees waived and expenses paid will be reimbursed to the fund’s investment adviser provided that no payment will be made more than three years after the occurrence of the waiver or payment.

Response:

The fee table footnote will be revised as follows:

T. Rowe Price Associates, Inc. has agreed (through April 30, 2015) to waive its fees and/or bear any expenses (excluding interest, taxes, brokerage, extraordinary expenses, and acquired fund fees) that would cause the fund’s ratio of expenses to average net assets to exceed 1.15%. Termination of the agreement would require approval by the fund’s Board of Directors. Fees waived and expenses paid under this agreement are subject to reimbursement to T. Rowe Price Associates, Inc. by the fund whenever the fund’s expense ratio is below 1.15%. However, no reimbursement will be made more than three years after the waiver or payment, or if it would result in the expense ratio exceeding 1.15%.

The same change will be made to the Fund’s Advisor Class fee table, except that the expense limitation will be reflected as 1.25%.

Comment:

The expense example appears to be incorrect since the cost of investing over a one-year period is less than the total annual fund operating expenses after fee waiver/expense reimbursement shown in the fee table.

Response:

The expense example figures will be corrected so that the one-year cost is $117 and the three-year cost is $366.

Comment:

The principal investment strategies section states that although the Fund expects to generally maintain an intermediate-term weighted average maturity, there are no maturity restrictions on the overall portfolio or on individual securities purchased by the Fund. Provide an example of the weighted average maturity range for the Fund.

Response:

The principal investment strategies will be revised as follows:

Although the fund expects to generally maintain an intermediate-term weighted average maturity (between three and ten years), there are no maturity restrictions on the overall portfolio or on individual securities purchased by the fund.

Comment:

The principal investment strategies section should clarify what portion of the Fund is expected to be invested in junk bonds.

Response:

The disclosure already provides that there is no limit on the Fund’s investments in junk bonds. We believe that the majority of the Fund’s holdings will normally be rated below investment-grade and will revise the disclosure as follows:

Most of the fund’s investments are expected to be rated below investment-grade (BB or lower, or an equivalent rating) by a major credit rating agency or by T. Rowe Price. However, the fund may purchase bonds of any credit quality and there are no overall limits on the fund’s holdings that are unrated or rated below investment-grade. Investments in below investment-grade corporate bonds, also known as “junk bonds,” should be considered speculative.

Comment:

If the Fund sells a credit default swap, confirm that the full notional value of the securities will be covered.

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Additional Change:

On May 2, 2012, two additional independent directors/trustees were added to the Boards of Directors/Trustees of the T. Rowe Price Funds (other than the domestic fixed income T. Rowe Price Funds). In addition to the changes that will be made as a result of the comments and responses above, as part of our 485(b) filing we intend to incorporate disclosure in the Statement of Additional Information (SAI) relating to the addition of these new independent directors/trustees. Such disclosure will be substantially similar to the disclosure forecasting this change that was filed as Part B of the funds’ registration statements that were updated effective May 1, 2012.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.